Schneider Electric

October 3rd, 2006

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), a brief description of the documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

Press releases:
- Schneider Electric strengthens position in European remote management market by acquiring France's Napac (Annex 1),
- Schneider Electric consolidates its worldwide presence in British standard wiring devices with the acquisition of GET in the UK (Annex 2).

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Secretary of the Board
Mr Philippe BOUGON


Merlin Gerin
Square D
Telemecanique

Schneider Electric SA
Société anonyme à directoire et conseil de surveillance au capital de 1 812 953 816 €
Siège social : 43-45, boulevard Franklin Roosevelt
F-92500 Rueil Malmaison - France
Tél. 33 (0)1 41 29 70 00
Fax 33 (0)1 41 29 71 00
http://www.schneider-electric.com

542 048 574 RCS Nanterre

Siret : 542 048 574 01775
Code APE 741 J
N° ident TVA : FR 01 542 048 574

Schneider Electric

Press Release

Schneider Electric Strengthens Position in European Remote Management Market by Acquiring France's Napac

Rueil Malmaison, France – September 07, 2006 – Schneider Electric announced today that its Sorhodel Bardin SAS subsidiary has acquired Napac SA, an Air Liquide subsidiary that is a leading French provider of intelligent remote management solutions for the infrastructure market.

Napac designs, builds and markets a comprehensive portfolio of software and equipment to deliver end-to-end remote management solutions, comprising dedicated PLCs, SCADA software, web interfaces and other features, for a wide variety of customer applications, such as gas and fluids storage, water networks, refrigerated warehouses, control room management, power generation and HVAC engineering. It reported nearly €6 million in revenue in 2005.

The acquisition has enabled Schneider Electric to extend the range of products and solutions offered by Sorhodel Bardin, which is specialized in remote management and control solutions for the energy and infrastructure markets. In addition, a multi-year contract with Air Liquide, signed in conjunction with the acquisition, has strengthened the partnership between the two companies.

About Napac

Created in 1985 and an Air Liquide subsidiary since 1999, Napac is a leading provider of remote management solutions. It employs 40 people at two locations, a primary design, production and marketing facility in Paris and a sales agency in Aix-en-Provence. NAPAC delivers high-performance solutions tailored to customer specifications for such applications as gas or liquid storage, water networks, refrigerated warehouses, control room management, power generation and HVAC engineering. They are marketed in France directly by the company and worldwide via Air Liquide. www.napac.fr

Napac
Remote Management Solutions

About Sorhodel Bardin

Created in 2003 by the merger of Sorhodel, a remote management specialist, and Bardin, a provider of power grid fault detection systems, Schneider Electric subsidiary Sorhodel Bardin is a world leader in remote management and maintenance support solutions for MV power networks. For the past two years, the company has also developed solutions to remotely manage water networks, wind power systems, public lighting and other infrastructure. It has 70 employees and reported €20 million in 2005 revenue, of which more than 50% from exports to 30 countries worldwide. www.sorhodelbardin.com

Sorhodel Bardin
Remote management and fault detection


Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet
Tel.: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Relations:
Schneider Electric
Véronique Moine
Tel.: +33 (0)1 41 29 70 76
DGM
Michel Calzaroni
Olivier Labesse
Tel.: +33 (0)1 40 70 11 89

Contact:
Sorhodel Bardin and Napac
Alain Glatigny
Tel: +33 (0)4 78 55 72 72
Fax: +33(0)4 78 55 50 00
www.sorhodelbardin.com

Schneider Electric

Press Release (p. 2)

About Schneider Electric

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 92,000 employees and operations in 130 countries, Schneider Electric generated revenue of €11.7 billion in 2005 through 13,000 distributor outlets.
www.schneider-electric.com

Schneider Electric: Giving the best of the New Electric World to everyone, everywhere, at any time


Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet
Tel.: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Relations:
Schneider Electric
Véronique Moine
Tel.: +33 (0)1 41 29 70 76
DGM
Michel Calzaroni
Olivier Labesse
Tel.: +33 (0)1 40 70 11 89

Contact:
Sorhodel Bardin and Napac
Alain Glatigny
Tel: +33 (0)4 78 55 72 72
Fax: +33(0)4 78 55 50 00
www.sorhodelbardin.com

Schneider Electric

Press Release

Schneider Electric consolidates its worldwide presence in British Standard wiring devices with the acquisition of GET in the UK

Rueil Malmaison, France – September 11, 2006 – Schneider Electric (Euronext: SCHN) has announced through its subsidiary Schneider Electric UK Ltd, the terms of a proposal to acquire the issued and to be issued share capital of GET Group plc (LSE: GTG). This UK publicly quoted company offers a broad range of wiring devices and other electrical products for the Residential and Buildings markets. The acquisition will be effected by way of a Court sanctioned "Scheme of Arrangement" under section 425 of the UK Companies Act.

GET is a strong player in the UK wiring devices market providing a comprehensive range of products through its Connect division. In addition, its Smart division offers innovative CCTV security systems suitable for residential applications and a new range of intelligent lighting controls. In 2005 the company generated revenue of some £81 million, of which over 5% was outside of the UK.

With this acquisition, Schneider Electric will attain a strong position in the UK residential market and consolidate its No. 2 worldwide position in wiring devices. GET products will enable Schneider Electric to complete its wiring devices offer with a comprehensive and complementary range of products conforming to the specific requirements of the UK market and UK-influenced export territories such as the Middle East. Schneider Electric will also enlarge its market channels in the UK.

Christian Wiest, Executive Vice-President of Schneider Electric's Europe Operating Division, commented: "*Following the acquisitions of AEM SA, OVA and Merten since the beginning of the year, GET will allow Schneider Electric to further strengthen its European and worldwide position in wiring devices. This will provide us with strong opportunities for cross-selling and growth in the UK, in overseas markets using British Standards wiring devices and in broader export markets for their innovative new products in home control.*"

Lance Joseph, Group Chief Executive of GET, added: "*We will benefit from Schneider Electric's leadership position in low voltage in the UK to gain increased levels of specification for GET products especially in the commercial buildings sector. Schneider Electric's global reach will give us important new channels to bring our innovative Smart offers to overseas markets and improve our penetration of export markets with our British standard wiring accessories offers.*"

Under the terms of the proposal for the acquisition of GET, Schneider Electric will pay £2.60 in cash for each share of GET. The Directors of GET intend unanimously to recommend that GET shareholders vote in favor of the acquisition as they have irrevocably undertaken to do in respect of their own beneficial holdings which they control. Schneider Electric has also received irrevocable


Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet
Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine
Phone: +33 (0)1 41 29 70 76
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89

Contact :
GET Group plc
Michael Cohen
Phone: +44 (0)1707 601 700

Schneider Electric

Press release (p. 2)

undertakings from the trustees of certain family trusts of the Directors of GET. In aggregate, these undertakings represent approximately 68.3% of the existing issued share capital of GET.

The acquisition is subject to the approval of GET shareholders, the authorisation of the UK courts and antitrust authorities and the transaction should be finalised in the fourth quarter of 2006.

DIRECTORS' RESPONSIBILITY STATEMENT

The Directors of Schneider Electric UK Ltd and each of Jean-Pascal Tricoire, Pierre Bouchut and Juan-Pedro Salazar accept responsibility for the information contained in this announcement other than that relating to GET Group plc for which the Directors of GET Group plc accept responsibility as set out below. To the best of the knowledge and belief of the Directors of Schneider Electric UK Ltd and each of Jean-Pascal Tricoire, Pierre Bouchut and Juan-Pedro Salazar (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Directors of GET Group plc accept responsibility for the information contained in this announcement relating to GET Group plc. To the best of the knowledge and belief of the Directors of GET Group plc (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

About GET

Founded almost 50 years ago, GET Group plc is a leading supplier of wiring accessories and other electrical products to distributors and major retail customers. With almost 300 employees at 4 locations in the UK GET excels through its innovation in design, rapid introduction of new products and outstanding customer service.
www.getplc.com

About Schneider Electric

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 92,000 employees and operations in 130 countries, Schneider Electric generated sales of €11.7 billion in 2005 through 13,000 distributor outlets.
www.schneider-electric.com

Schneider Electric: Giving the best of the New Electric World To everyone, everywhere, at any time



Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine
Phone: +33 (0)1 41 29 70 76
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89

Contact :
GET Group plc
Michael Cohen
Phone: +44 (0)1707 601 700